INTERIM FINANCIAL STATEMENTS

RESTATED

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	40 JOHNSTON ST
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 495 0888

ISSUER FACSIMILE NUMBER:	(64) 4 495 0889

CONTACT NAME AND POSITION:	RICHARD WEBBER, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	March 31, 2006

DATE OF REPORT:	June 29, 2006

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	June 29 2006
DIRECTOR	FULL NAME	DATE SIGNED

“Richard Webber”	Richard Webber	June 29 2006
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

As at	March 31, 2006	December 31, 2005
	Restated (1)
	(Unaudited – Prepared	(Audited)
	by Management)

Assets

Current
Cash and cash equivalents	11,236,395	14,901,826
Share of joint venture cash	448,565	438,080
Accounts receivable (Note 4)	565,856	746,165
Inventory	178,689	474,777
Prepaid expenses and deposits	238,343	217,910

	12,667,848	16,778,758
Non-current
Investments	83,612	83,612
Property and equipment (Note 5)	12,876,862	11,344,692

Total Assets	25,628,322	28,207,062

Liabilities

Current
Accounts payable and accrued liabilities	1,059,611	1,941,606

Non-current
Prepaid gas revenue	1,121,305	1,255,796
Asset retirement obligation	307,251	337,075
	1,428,556	1,592,871

Total Liabilities	2,488,167	3,534,477

Stockholders’ Equity

Issued and outstanding at March 31, 2006 (Note 8):
22,741,453 shares (December 31, 2005 : 22,666,453)	43,598,547	43,499,296
Contributed surplus (Note 13)	1,135,088	1,023,967
Accumulated deficit (Note 13)	(21,593,480)	(19,850,678)

Total Stockholders’ Equity	23,140,155	24,672,585

Total Liabilities and Stockholders’ Equity	25,628,322	28,207,062

(1) As restated – refer Note 13

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	March 31, 2006	March 31, 2005
	Restated (1)

Deficit, beginning of period (Note 13)	(19,850,678)	(17,044,994)

Net loss for the period (Note 13)	(1,742,802)	(406,899)

Deficit, end of period	(21,593,480)	(17,451,893)

(1) As restated – refer Note 13

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Ended	Ended
	March 31, 2006	March 31, 2005
	Restated (1)

Production Income:
Oil and gas sales (Note 3)	20,887	345,603
Production costs (Note 3)	(17,961)	(230,089)
Royalties	(696)	(17,099)

Net Production Income	2,230	98,415

Expenses
General and administrative (Note 13)	(846,244)	(445,715)
Foreign exchange loss	(1,303,630)	(92,132)
Depreciation	(16,285)	(10,261)
Interest expense	(115)	-
Accretion expense	(6,703)	-
Impairment of oil and gas properties	-	(438,263)

Total Expenses	(2,172,977)	(986,371)

Net loss for period before other income	(2,170,747)	(887,956)

Other Income
Interest income	137,264	121,625
Joint venture recoveries	290,681	359,432

Total Other Income	427,945	481,057

Net loss for the period	(1,742,802)	(406,899)

Deficit, beginning of period (Note 13)	(19,850,678)	(17,044,994)

Deficit, end of period	(21,593,480)	(17,451,893)

Basic loss per share (Note 9)	($0.08)	($0.02)

Diluted loss per share (Note 9)	($0.08)	($0.02)

(1) As restated – refer Note 13

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

					Total
	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount	Surplus	Deficit	Equity
		$	$	$	$
			Restated (1)	Restated (1)

Balance at December 31, 2005	22,666,453	43,499,296	1,023,967	(19,850,678)	24,672,585

Exercise of share options for cash
(Note 8a)	75,000	99,251	(5,501)		93,750
Stock option compensation
(Note 8b, 13)			116,622		116,622
Net loss for the period (Note 13)				(1,742,802)	(1,742,802)

Balance at March 31, 2006	22,741,453	43,598,547	1,135,088	(21,593,480)	23,140,155

(1) As restated – refer Note 13

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three	Three
	Months	Months
	Ended	Ended
	March 31,	March 31,
	2006	2005
	Restated (1)
Operating Activities
Net loss for the period (Note 13)	(1,742,802)	(406,899)

Adjustments to reconcile net loss to cash applied
to operating activities:
Depletion	-	-
Amortisation	16,285	10,261
Stock option compensation (Note 13)	116,622	9,879
Write-off of oil and gas properties	-	438,263
Unrealized foreign exchange (gain)/loss	(199,769)	(22,079)
Changes in non-cash working capital	(800,966)	(120,721)
	(2,610,630)	(91,296)

Financing Activities
Issue of common shares	93,750	1,116,175
	93,750	1,116,175

Investing Activities

Expenditure on plant and equipment	(16,002)	(17,111)
Expenditure on oil and gas properties (Note 3)	(1,532,452)	(1,952,120)
Changes in non-cash working capital	345,111	-
	(1,203,343)	(1,969,231)

Net increase in cash during the period	(3,702,222)	(944,352)
Effect of exchange rate fluctuations on cash	65,277	-
and short term deposits
Cash and cash equivalents - Beginning of period	15,339,906	11,187,924
Cash and cash equivalents - End of period	11,684,960	10,243,572

Interest and taxes paid	115	-

(1) As restated – refer Note 13

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

NOTE 1 - NATURE OF OPERATIONS

The Company is incorporated in the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand and Papua New Guinea. The Company has booked proved undeveloped reserves in respect to the Cheal field. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of further oil and gas reserves in commercial quantities and the subsequent development of such reserves.

NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at March 31, 2006 and December 31, 2005 and the Company’s consolidated interim results of operations and cash flows for the three month periods ended March 31, 2005 and 2006. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions of the British Columbia Securities Commission National Instrument 51-102 as they relate to interim financial statements. The Company’s interim financial statements do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, the Company’s interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2005. The results of the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 – REVENUE

Paragraph 3 of Accounting Guideline 11 “Enterprises in the Development Stage” (AcG-11) provides guidance on whether a cost centre is in development stage. A cost centre is defined as a geographic region within the boundaries of a country. In 2005 a review of the New Zealand operations has determined that the operations do not meet the requirements of AcG-11 as significant revenue has been earned historically. As a result of this a change in the treatment of the net proceeds of test production was made within the September 2005 quarter to record the net proceeds of test production and associated depletion (from of booking of proved reserves at 30 April 2005) within the Statements of Operations and Deficit. The September 2005 quarter opening retained deficit was restated from ($18,606,057) to ($18,309,452) to reflect the change being effective from January 1, 2005. In previous interim financial statements the net proceeds of test production had been offset against capitalised expenditure. The effect of this change on previous interim financial statements was as follows:

	As reported	As amended
Quarter ended March 31, 2005
Net loss for the period	(522,201)	(406,899)
Basic loss per share	$(0.03)	$(0.02)
Diluted loss per share	$(0.03)	$(0.02)
Quarter ended June 30, 2005
Net loss for the period	(1,038,862)	(857,559)
Basic loss per share	$(0.06)	$(0.05)
Diluted loss per share	$(0.06)	$(0.05)

There is no effect to reported net income or earnings per share for prior years.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

NOTE 4 - ACCOUNTS RECEIVABLE

	2006	2005

Trade receivables	215,794	317,544
Joint venture receivables	350,062	428,621

	565,856	746,165

NOTE 5 - PROPERTY AND EQUIPMENT

	Net Book	Additions/Transfers	Depreciation/Depletion	Net Book
	Value at			Value at
	December 31, 2005			March 31, 2006
Plant and equipment
Furniture and office equipment	139,234	16,002	(16,285)	138,951
Share of joint venture assets	400,770	0	0	400,770
Total plant and equipment	540,004	16,002	(16,285)	539,721

Oil and gas properties
Proved:
New Zealand	3,651,781	18,435	0	3,670,216
Total proved	3,651,781	18,435	0	3,670,216

Unproved:
New Zealand	4,910,912	880,391	0	5,791,303
Papua New Guinea	2,241,995	633,627	0	2,875,622
Total unproved	7,152,907	1,514,018	0	8,666,925

Total oil and gas properties	10,804,688	1,532,453	0	12,337,141

Total property and equipment	11,344,692	1,548,455	(16,285)	12,876,862

NOTE 6 - RELATED PARTY TRANSACTIONS

a)	Oil and Gas Properties

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd (“TAG”) participates in various joint ventures with the Company. TAG has principal shareholders in common with the Company and had a common director until January 31st, 2006.

b)	Other

Directors received total remuneration of $13,125 during the three months to March 31, 2006 (March 31, 2005 - $14,475).

The Company also paid a company which employs a Director $1,605 during the three months to March 31, 2006 (March 31, 2005 - $4,500) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

NOTE 7 - COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs. The Company’s management estimates that the commitments under various work programs are $9.1 million.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

c)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 8 - COMMON STOCK

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number
	of Shares	$

Balance at December 31, 2005	22,666,453	$43,499,296

Issued during the three months to March 31, 2006	75,000	99,252

Balance at March 31, 2006	22,741,453	43,598,547

During the period ended March 31, 2006, the Company issued 75,000 common shares for proceeds of $93,750 as a result of the exercise of share options.

b)	Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was approved by shareholders on June 25, 2004 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 3 years.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

The following stock options were outstanding at March 31, 2006:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	March 31, 2006	Price per	Date
				Share

30,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
50,000	Vesting	April 15, 2005	50,000	$1.25	October 15, 2008
3,334	Vesting	June 25, 2007	3,334	$1.25	June 25, 2009
34,000	Vesting	February 23, 2006	34,000	$2.75	February 23, 2010
33,334	Vesting	July 25, 2006	-	$2.75	July 25, 2010
33,333	Vesting	July 25, 2007	-	$2.75	July 25, 2010
33,333	Vesting	July 25, 2008	-	$2.75	July 25, 2010
68,000	Vesting	December 1, 2006	-	$1.90	December 1, 2010
66,000	Vesting	December 1, 2007	-	$1.90	December 1, 2010
66,000	Vesting	December 1, 2008	-	$1.90	December 1, 2010
40,000	Vesting	January 1, 2007	-	$1.80	January 1, 2011
40,000	Vesting	January 1, 2008	-	$2.00	January 1, 2011
40,000	Vesting	January 1, 2009	-	$2.50	January 1, 2011
200,000	Vesting	January 31, 2007	-	$1.50	January 31, 2011
100,000	Vesting	January 31, 2008	-	$2.00	January 31, 2011
100,000	Vesting	January 31, 2009	-	$2.50	January 31, 2011
750,000	Vesting	February 2, 2006	750,000	$1.20	February 2, 2008
3,334	Vesting	February 2, 2007	-	$1.90	February 2, 2011
3,333	Vesting	February 2, 2008	-	$1.90	February 2, 2011
3,333	Vesting	February 2, 2009	-	$1.90	February 2, 2011
1,697,334			867,334

The weighted average exercise price for all options outstanding at March 31, 2006 is $1.67 (March 31, 2005: $1.27) . 75,000 options were exercised during the March, 2006 quarter for total proceeds of $93,750.

The weighted average exercise price for options fully vested at March 31, 2006 is $1.27 (March 31, 2005: $1.07) .

The stock option compensation cost recognized as an expense for the three months to March 31, 2006 (restated) was $116,622 (March 31, 2005 was $9,879). This cost is based on the estimated fair value of all options issued using the Black-Scholes option-pricing model amortized over the vesting period.

c) Share Purchase Warrants

The Company had 2 million share purchase warrants outstanding at March 31, 2006.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

NOTE 9 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the three month periods ended March 31, 2005 and 2006:

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2006	2005
	Restated (1)
Numerator: net loss for the period
(Note 13)	(1,742,802)	(406,899)

a) Basic Denominator:
Weighted-average number of
shares	22,717,286	18,512,409

Basic loss per share	($0.08)	($0.02)

b) Diluted Denominator:
Weighted-average number of
shares	22,717,286	18,512,409

Basic loss per share	($0.08)	($0.02)

(1) As restated – refer Note 13

Stock options and share purchase warrants outstanding were not included in the computation of diluted profit/(loss) per share as the inclusion of such securities would be antidilutive.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2006

NOTE 10 - SEGMENTED INFORMATION

For three months to March 31, 2006:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	20,887	-	-	20,887
Interest	960	136,304	-	-	137,264
Total Revenue	960	157,191	-	-	158,151

Profit/(Loss)	341,341	(1,907,807)	(5,083)	(171,253)	(2,291,435)

Total Assets	98,447	22,563,336	-	2,966,539	25,628,322

For three months to March 31, 2005:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	345,603	-	-	345,603
Interest	638	120,987	-	-	121,625
Total Revenue	638	466,590	-	-	467,228

Loss	(24,735)	(375,434)	(5,666)	(1,064)	(406,899)

Total Assets	373,158	15,746,246	2,024	2,241,955	18,363,383

NOTE 11 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 12 - SUBSEQUENT EVENTS

No events occurred subsequent to 31 March, 2006 which would have a material effect on these statements.

NOTE 13 - RESTATEMENT

In the course of preparing the Canadian to United States General Accepted Accounting Principles reconciliation the Company became aware that at 31 December 2005 it had not correctly accounted for the stock compensation expense included within the Consolidated Statements of Operations and Deficit and the Consolidated Statements of Changes in Stockholders’ Equity. It has been determined that the stock options cancelled and replaced with a single grant in February 2006, as disclosed in Note 11(b) of the 31 December, 2005 financial statements, is an adjustable subsequent event. Accordingly, the March 2006 interim financial statements have been restated to account for this. The restatement resulted in an decrease in stock compensation expense of $548,633 and decreases the reported loss for the period to $1,742,802.